UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road Suite 210
Hesperia, CA
92344

Re: 5E Advanced Materials, Inc.
Form 10-K for the Fiscal Year ended June 30, 2025
Filed September 29, 2025
File No. 001-41279

Dear Paul Weibel:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 30, 2025</u>
<u>Business Properties, page 7</u>

1. We note that you provide a comparison of your mineral resource estimates as of June 30, 2024 and June 30, 2025 in the second-to-last paragraph on page 26, and attribute a 27% increase in measured resource, a 350% increase in indicated resource, and a 93% decrease in inferred resource to increases in mineral tenure between periods.

   However, while the resource quantities reported in your annual filing are consistent with the estimates presented in the technical report summary, having changed materially between periods, there appear to be differences in the number of claims filed during the period. For example, disclosure on page 16 states that 28 lode claims were filed by the company in January and August 2025, while disclosure on page 18 of the technical report summary states that 11 claims were filed by the company in January 2025.

   Please address this apparent inconsistency and provide us with additional information regarding the change in mineral tenure between periods, including a description of the

approach taken in calculating the extent of change that has been attributable to this reason for each class of resource along with the underlying numerical details.

2. Please modify your disclosures as necessary to clarify whether the estimates of mineral resources disclosed in your filing are presented exclusive of mineral reserves although if this is not the case, please revise your disclosures to report the resources exclusive of reserves to comply with Item1304(d)(2) of Regulation S-K.

   Please also discuss this concern with the qualified persons involved in preparing the technical report summary as it may pertain to the accommodation for reporting mineral resources inclusive of mineral reserves in the technical report summary.

   If this approach is elected in preparing the technical report summary, the qualified persons must also report mineral resources exclusive of mineral reserves in the technical report summary to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation